February 23, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read the statements of Consumers Financial Corporation pertaining to our firm included under Item 4.01 of Form 8-K dated February 21, 2007 and agree with such statements as they pertain to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,



HJ & Associates, LLC